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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

METHODE ELECTRONICS, INC. (Name of Issuer)
CLASS B COMMON STOCK, $.50 PAR VALUE (Title of Class of Securities)
59152010 (CUSIP Number)

JAMES W. MCGINLEY,
AS CO-TRUSTEE OF THE WILLIAM J. MCGINLEY MARITAL TRUST NO. 1
C/O LOUIS S. HARRISON
LORD, BISSELL & BROOK
115 SOUTH LASALLE STREET
CHICAGO, ILLINOIS 60603
(312) 443-0700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
FEBRUARY 16, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 10 Pages

CUSIP No. 59152010	13D	Page 2 of 10 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) James W. McGinley as Co-Trustee of the William J. McGinley Marital Trust No. 1

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
N/A			(b) ☐

(3) SEC Use Only

(4)	Source of Funds* Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A			☐

(6)	Citizenship or Place of Organization Illinois

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 87,277

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 8.0

(14)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 59152010	13D	Page 3 of 10 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) James W. McGinley as Co-Trustee of the William J. McGinley Marital Trust No. 2

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
N/A			(b) ☐

(3) SEC Use Only

(4)	Source of Funds* Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A			☐

(6)	Citizenship or Place of Organization Illinois

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 793,624

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 73.0

(14)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 59152010	13D	Page 4 of 10 Pages

(1)	Names of Reporting Persons.
S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
James W. McGinley, individually, as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No. 1 and No. 2 and as Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
N/A			(b) ☐

(3) SEC Use Only

(4)	Source of Funds* Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A			☐

(6)	Citizenship or Place of Organization USA

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 891,171(1)
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 891,171(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 891,171(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*		☒
James W. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No. 1 and No. 2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

(13)	Percent of Class Represented by Amount in Row (11) 82.0

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!
(1)
Includes 880,901 shares held by the William J. McGinley Marital Trust No. 1 and No. 2, 10,002 shares held by the Jane R. McGinley Trust dated September 18, 2001 and 268 shares held by James W. McGinley's spouse, Valerie A. McGinley.

CUSIP No. 59152010	13D	Page 5 of 10 Pages

(1)	Names of Reporting Persons.
S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
Robert R. McGinley, individually, as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No. 1 and No. 2 and as Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
N/A			(b) ☐

(3) SEC Use Only

(4)	Source of Funds* Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A			☐

(6)	Citizenship or Place of Organization USA

NUMBER OF SHARES	(7)	Sole Voting Power 23,308
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 890,903(1)
PERSON WITH
	(9)	Sole Dispositive Power 23,308

	(10)	Shared Dispositive Power 890,903(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 914,211(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*		☒
Robert R. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No. 1 and No. 2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

(13)	Percent of Class Represented by Amount in Row (11) 84.0

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!
(1)
Includes 880,901 shares held by the William J. McGinley Marital Trust No. 1 and No. 2, and 10,002 shares held by the Jane R. McGinley Trust dated September 18, 2001.

CUSIP No. 59152010	13D	Page 6 of 10 Pages

(1)	Names of Reporting Persons.
S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
Margaret J. McGinley, individually, as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No. 1 and No. 2 and as Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
N/A			(b) ☐

(3) SEC Use Only

(4)	Source of Funds* Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A			☐

(6)	Citizenship or Place of Organization USA

NUMBER OF SHARES	(7)	Sole Voting Power 17,281
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 890,903(1)
PERSON WITH
	(9)	Sole Dispositive Power 17,281

	(10)	Shared Dispositive Power 890,903(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 908,184

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*		☒
Margaret J. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No. 1 and No. 2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

(13)	Percent of Class Represented by Amount in Row (11) 83.5

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!
(1)
Includes 880,901 shares held by the William J. McGinley Marital Trust No. 1 and No. 2, and 10,002 shares held by the Jane R. McGinley Trust dated September 18, 2001.

CUSIP No. 59152010	13D	Page 7 of 10 Pages

(1)	Names of Reporting Persons.
S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
Raymond J. Roberts, individually and as Special Fiduciary under the William J. McGinley Marital Trust No. 1 and No. 2.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
N/A			(b) ☐

(3) SEC Use Only

(4)	Source of Funds* Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A			☐

(6)	Citizenship or Place of Organization USA

NUMBER OF SHARES	(7)	Sole Voting Power 6,200
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 880,901
PERSON WITH
	(9)	Sole Dispositive Power 6,200

	(10)	Shared Dispositive Power 880,901

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 887,101

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*		☒
Raymond J. Roberts specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary under the William J. McGinley Marital Trust No. 1 and No. 2.

(13)	Percent of Class Represented by Amount in Row (11) 81.6

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 8 of 10 Pages

This Amendment No. 4 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 24, 2002, Amendment No. 1 filed on February 11, 2002, Amendment No. 2 filed on August 22, 2002, and Amendment No. 3 filed on December 31, 2002 (together, the "Schedule 13D"), on behalf of Jane R. McGinley, individually and as Co-Trustee of the William J. McGinley Marital Trust No. 1 and the William J. McGinley Marital Trust No. 2 (the "Marital Trusts"), James W. McGinley, Robert R. McGinley, Margaret J. McGinley and Raymond J. Roberts. This Amendment is being filed to disclose the consequences of the death of Jane R. McGinley on the beneficial ownership of the shares of Class B Common Stock, $.50 par value per share, (the "Class B Common Stock") of Methode Electronics, Inc., a Delaware corporation with principal executive offices at 7401 West Wilson Avenue, Chicago, Illinois 60706 (the "Issuer"). The following amendments and supplements are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety to read as follows.

        (a)  This statement is being filed by James W. McGinley, individually and as Co-Trustee of the Marital Trusts, Robert R. McGinley, Margaret J. McGinley and Raymond J. Roberts (the "Reporting Persons" or "Special Fiduciaries").

        (b)-(c) The Marital Trusts were formed in Illinois as testamentary trusts under the William J. McGinley Trust pursuant to the estate plan of William J. McGinley. The address for the Marital Trusts is James W. McGinley, Co-Trustee of the William J. McGinley Marital Trust No. 1 and No. 2, c/o Louis S. Harrison, Lord, Bissell & Brook, 115 South La Salle Street, Chicago, Illinois 60603. James W. McGinley is President and Chief Executive Officer of Stratos Lightwave, Inc., a manufacturer of optical subsystems for the fiber optic industry located at 7444 West Wilson Avenue, Chicago, Illinois 60656, as well as serving as a director of the Issuer, a Special Fiduciary and Co-Trustee under the Marital Trusts and a Co-Trustee under the Jane R. McGinley Trust dated September 18, 2001 (the "Jane R. McGinley Trust"). Robert R. McGinley is President of Image Network, Inc., an entertainment media production company located at 1807 12th Street, Santa Monica, California 90404, as well as serving as a Special Fiduciary and Co-Trustee under the Marital Trusts and a Co-Trustee under the Jane R. McGinley Trust. Margaret J. McGinley is not presently employed other than serving in her capacity as a Special Fiduciary and Co-Trustee under the Marital Trusts and a Co-Trustee under the Jane R. McGinley Trust. Margaret J. McGinley's address for the purposes hereof is P.O. Box 1248, Anna Maria, Florida 34216. Raymond J. Roberts is Chief Financial Officer and Secretary-Treasurer of Coilcraft, Inc., a vendor of transformers, inductors and coils located at 1102 Silver Lake Road, Cary, Illinois 60013, as well as a Special Fiduciary under the Marital Trusts.

        (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

        (e)  During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Each of the Reporting Persons is a citizen of the United States of America.

Page 9 of 10 Pages

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

        In the calculations of the percentage beneficial ownership of the Class B Common Stock of the Issuer below, the outstanding Class B Common Stock of the Issuer is based on 1,087,317 shares of Class B Common Stock deemed outstanding as of July 24, 2002, as disclosed in a definitive proxy statement of the Issuer dated August 10, 2002.

        The William J. McGinley Marital Trust No. 1 beneficially owns 87,277 shares of the Class B Common Stock, which represents 8.0% of the Class B Common Stock, but has no power to vote or to dispose of those shares. The William J. McGinley Marital Trust No. 2 beneficially owns 793,624 shares of the Class B Common Stock, which represents 73.0% of the Class B Common Stock, but has no power to vote or to dispose of those shares. As Special Fiduciaries of the Marital Trusts, each Special Fiduciary has shared power to vote and to dispose of all of the 880,901 shares of the Class B Common Stock owned in the aggregate by the Marital Trusts.

        James W. McGinley beneficially owns 891,171 shares of Class B Common Stock, which includes 880,901 shares in which he has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts, 10,002 shares in which he has shared voting and dispostive power as a Co-Trustee of the Jane R. McGinley Trust, and 268 shares held by his wife, Valerie A. McGinley, with whom he shares voting and dispositive power. Valerie A. McGinley is not presently employed; her address is c/o James W. McGinley, Stratos Lightwave, Inc., 7444 West Wilson Avenue, Chicago, Illinois 60656. Valerie A. McGinley is a citizen of the United States of America. She is not required to disclose any legal proceedings pursuant to Items 2(d) or 2(e). James W. McGinley beneficially owns 82.0% of the Class B Common Stock.

        Robert R. McGinley beneficially owns 914,211 shares of Class B Common Stock, which includes 880,901 shares in which he has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts, 10,002 shares in which he has shared voting and dispostive power as a Co-Trustee of the Jane R. McGinley Trust, and 23,308 shares in which he holds sole voting and dispositive power. Robert R. McGinley beneficially owns 84.0% of the Class B Common Stock.

        Margaret J. McGinley beneficially owns 908,184 shares of Class B Common Stock, which includes 880,901 shares in which she has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts, 10,002 shares in which she has shared voting and dispostive power as a Co-Trustee of the Jane R. McGinley Trust, and 17,281 shares in which she holds sole voting and dispositive power. Margaret J. McGinley beneficially owns 83.5% of the Class B Common Stock.

        Raymond J. Roberts beneficially owns 887,101 shares of Class B Common Stock, which includes 880,901 shares in which he has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts and 6,200 shares in which he holds sole voting and dispositive power. Raymond J. Roberts beneficially owns 81.6% of the Class B Common Stock.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. Joint Filing Agreement dated as of February 28, 2003 among James W. McGinley, individually and as Co-Trustee of the William J. McGinley Marital Trust No. 1 and the William J. McGinley Marital Trust No. 2, Robert R. McGinley, Margaret J. McGinley and Raymond J. Roberts.

        Exhibit 2. Power of Attorney dated January 18, 2002 by Jane R. McGinley, Raymond J. Roberts, Robert J. McGinley and Margaret J. McGinley authorizing James McGinley to execute certain documents on their behalf (incorporated by reference to the Schedule 13D filed with the Commission on January 24, 2002).

Page 10 of 10 Pages

SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: February 28, 2003
/s/ JAMES W. MCGINLEY
James W. McGinley, on behalf of himself, individually and as Co- Trustee of the William J. McGinley Marital Trust No. 1 and the William J. McGinley Marital Trust No. 2, and as attorney-in-fact for Robert R. McGinley, Margaret J. McGinley and Raymond J. Roberts

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SIGNATURE.